As filed with the Securities and Exchange Commission on February 23, 2011

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-9

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EMERA INCORPORATED

(Exact name of Registrant as specified in its charter)

Nova Scotia, Canada	4911	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification) Code Number (if applicable))	(I.R.S. Employer Identification Number) (if applicable)

1894 Barrington Street

Barrington Tower, Scotia Square

P.O. Box 910

Halifax NS B3J 2W5

Canada

(902) 428-6494

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, New York, NY 10011, (212) 894-8440

(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Stephen D. Aftanas Corporate Secretary Emera Incorporated 1894 Barrington Street Barrington Tower, Scotia Square P.O. Box 910 Halifax NS B3J 2W5 Canada	Robert C. Lando, Esq. Osler, Hoskin & Harcourt LLP 620 Eighth Avenue – 36th Floor New York, New York 10018

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective

Province of Nova Scotia, Canada

(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box):

A. ☒	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B. ☐	At some future date (check the appropriate box below):

1. ☐	pursuant to Rule 467(b) on at (designate a time not sooner than 7 calendar days after filing)
2. ☐	pursuant to Rule 467(b) on at (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on
3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4. ☐	After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf short form prospectus offering procedures, check the following box.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(2)(3)	Proposed maximum offering price per Security	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Debt Securities
First Preferred Shares
Second Preferred Shares
Total	U.S.$507,150,000	100%	U.S.$507,150,000	U.S.$58,880

(1)	In U.S. dollars or the equivalent thereof in foreign denominated currencies or currency units.
(2)	This Registration Statement registers debt securities, first preferred shares and second preferred shares (together, the “Securities”) of the Registrant having an aggregate initial offering price of up to U.S.$507,150,000. The Registrant qualified for distribution by prospectus in Canada up to an aggregate initial offering price of Cdn$500,000,000 of the Securities pursuant to a final short form base shelf prospectus (the “Canadian Prospectus”) filed by the Registrant with Canadian securities regulators on May 19, 2010. On May 26, 2010, the Registrant sold Cdn$150,000,000 of first preferred shares in Canada under the Canadian Prospectus. This Registration Statement registers up to U.S.$507,150,000 of the Securities for sale in the United States, being equivalent to the Cdn$500,000,000 of the Securities qualified for distribution in Canada under the Canadian Prospectus, as amended and restated, at the current exchange rate.
(3)	Based upon a proposed maximum aggregate offering price of Cdn$500,000,000 at an exchange rate of U.S.$1.0143 = Cdn$1.00, the Bank of Canada noon day exchange rate for the Canadian dollar.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS

(amending and restating the short form base shelf prospectus dated May 19, 2010)

This amended and restated short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this amended and restated prospectus has become final and that permits the omission from this amended and restated prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this amended and restated prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Emera Incorporated, Barrington Tower, 1894 Barrington Street, P.O. Box 910, Halifax, Nova Scotia, B3J 2W5 (telephone: 902-428-6520) and are also available electronically at www.sedar.com.

This amended and restated short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

New Issue	February 18, 2011

EMERA INCORPORATED

$650,000,000

Debt Securities (unsecured)

First Preferred Shares

Second Preferred Shares

Emera Incorporated (“Emera” or the “Company”) may from time to time offer debt securities, first preferred shares and second preferred shares (collectively, the “Securities”), up to an aggregate initial offering price of $650,000,000 (or its equivalent in foreign currencies based on the applicable exchange rate at the time of the offering) during the 25 month period ending June 19, 2012 that this amended and restated base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. As of the date of this Prospectus, Emera has distributed Securities in an aggregate principal amount of $150,000,000 under the Prospectus. The Securities offered hereby may be offered separately or together, in separate series, in amounts, at prices, with maturities, and on terms to be set forth in one or more shelf prospectus supplements (each, a “Prospectus Supplement”). See “Description of Securities Being Distributed”. All currency amounts in this Prospectus are stated in Canadian dollars, unless otherwise indicated.

This offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in or citizens of the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of the province of Nova Scotia, Canada, that certain of its officers and directors are Canadian residents, that all of the experts named in the registration statement are Canadian residents and that certain of the assets of the Company and said persons are located in Canada.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of any offering of Securities will be set forth in a Prospectus Supplement including, where applicable: (i) in the case of preferred shares, the designation of the particular series, the number of shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms of the preferred shares; and (ii) in the case of debt securities, the specific designation, currency of issue (if other than Canadian dollars), authorized denominations, aggregate principal amount and any limit thereon, issue price (or the manner of determination thereof, if offered on a non-fixed price basis and whether at par, at a premium or at a discount), date of issue, maturity date, any provisions to extend the maturity date, rate of interest (either fixed or floating and, if floating, the manner of calculation thereof), interest payment dates, redemption or repayment provisions, sinking fund, refunding, conversion, additional covenants (including the provision of security), the method of distribution, the actual proceeds to Emera and any other applicable provisions. Emera reserves the right to set forth in a Prospectus Supplement specific terms of Securities that are not within the options and parameters set forth in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the Securities to which the Prospectus Supplement pertains.

Emera may sell the Securities to or through underwriters purchasing as principal and may also sell the Securities to one or more other purchasers directly or through agents. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter or agent, as the case may be, engaged by Emera in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to Emera and any fees, discounts or other compensation payable to underwriters or agents, and any other material terms of the offering of such Securities. There is no market through which any debt securities offered hereunder may be sold, and there is no assurance that any preferred shares offered hereunder will be listed on any securities or stock exchange. Accordingly, purchasers may not be able to resell the Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.

The offering of Securities is subject to the approval of certain legal matters on behalf of Emera by Stephen D. Aftanas, its Corporate Secretary, and Cox & Palmer.

The head and registered office of Emera is located at Barrington Tower, 1894 Barrington Street, Halifax, Nova Scotia B3J 2W5.

TABLE OF CONTENTS

AVAILABLE INFORMATION	2

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	3

DOCUMENTS INCORPORATED BY REFERENCE	3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4

CURRENCY	5

EMERA INCORPORATED	5

RECENT DEVELOPMENTS	8

USE OF PROCEEDS	10

PLAN OF DISTRIBUTION	10

EARNINGS COVERAGE RATIO	11

CHANGES IN SHARE AND LOAN CAPITAL STRUCTURE	12

DESCRIPTION OF SECURITIES BEING DISTRIBUTED	12

LEGAL MATTERS	19

AUDITORS, REGISTRAR AND TRANSFER AGENT	19

RISK FACTORS	19

ENFORCEABILITY OF CIVIL LIABILITIES	19

PURCHASERS’ STATUTORY RIGHTS	20

AUDITORS’ CONSENT	21

CERTIFICATE OF EMERA INCORPORATED	22

AVAILABLE INFORMATION

This Prospectus is part of a registration statement on Form F-9 relating to the Securities (the “Registration Statement”) that the Company has filed with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. United States investors should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Company and the Securities.

The Company will file or furnish annual and quarterly reports, material change reports and other information with the securities commissions or similar regulatory authorities in each of the provinces of Canada and with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements in Canada, which differ from those in the United States. Prospective investors may read and download any public document that the Company has filed with securities commissions or similar regulatory authorities in each of the provinces of Canada on the System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR, and which may be accessed at www.sedar.com. Prospective investors may read any document that the Company files with or furnishes to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Prospective investors may also obtain copies of the same documents from the SEC’s public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact it at www.sec.gov for further information on the public reference room. The

Company’s filings will also be electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval sources.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents are being filed with the SEC as part of the Registration Statement: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of Ernst & Young LLP, Chartered Accountants, Halifax, Nova Scotia; (iii) the Indenture described under the heading “Description of Securities Being Distributed”, including the supplement thereto; and (iv) the powers of attorney from the Company’s directors and officers.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions and similar regulatory authorities in Canada and with the SEC.

The following documents, which have been filed with the various securities commissions or similar authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the audited comparative consolidated financial statements of Emera as at and for the years ended December 31, 2010 and December 31, 2009, together with the auditors’ report thereon and Management’s Discussion and Analysis for the year ended December 31, 2010;

(b)	the renewal Annual Information Form of Emera dated March 31, 2010 for the year ended December 31, 2009; and

(c)	the Management Information Circular of Emera containing information as of March 15, 2010.

Any documents of the type referred to above, any consolidated interim financial statements and accompanying management’s discussion and analysis or material change reports (other than confidential material change reports), and any other documents required under applicable securities laws to be incorporated by reference into this Prospectus, if filed by Emera with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of any offering of Securities, shall be deemed to be incorporated by reference into this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement. In addition, any other report filed with or furnished to the SEC by the Company shall be deemed to be incorporated by reference as an exhibit to the Registration Statement, if and to the extent that such report expressly so provides.

Upon a new annual information form, new management information circular, new annual comparative consolidated financial statements and accompanying management’s discussions and analysis being filed by Emera with (and where required, accepted by) the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous management information circular, the previous annual comparative consolidated financial statements and accompanying management’s discussion and analysis, all consolidated interim financial statements and accompanying management’s discussion and analysis, and all material change reports filed prior to the commencement of the financial year of Emera in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for the purposes of future offers and sales of Securities hereunder. Upon any interim financial statements and accompanying management’s discussion and analysis being filed by Emera with and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

This Prospectus has been filed under securities legislation in each of the provinces of Canada that permits certain information about these Securities to be determined after this Prospectus has become final and that permits the omission from this Prospectus of that information. One or more Prospectus Supplement(s) containing the specific terms in respect of any offering of Securities and any additional or updated information omitted from this Prospectus that Emera elects or is required to include in such Prospectus Supplement(s) will be delivered to purchasers of such Securities together with this Prospectus. Each such Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus for purposes of securities legislation as of the date of each such Prospectus Supplement and only for purposes of the distribution of Securities to which that Prospectus Supplement pertains.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated herein by reference, contains forward-looking information and statements which reflect management’s expectations regarding the future growth, results of operations, performance, business prospects and opportunities of Emera, and may not be appropriate for other purposes. All such information and statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The words “anticipates”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects Emera management’s current beliefs and is based on information currently available to Emera’s management.

The forward-looking information in this Prospectus, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: Emera’s consolidated earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual earnings growth; expansion of Emera’s business in the United States and elsewhere; the completion of announced acquisitions; the expected compliance by Emera and its subsidiaries with the regulation of their operations; the expected timing of regulatory decisions; forecasted gross capital expenditures; the nature, timing and costs associated with certain capital projects; the expected impact on Emera of the continuing challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that Emera will continue to have reasonable access to long-term capital in the near to medium terms; expected debt maturities and repayments; expectations about increases in interest expense and/or fees associated with credit facilities; and no material adverse credit rating actions being expected in the near term.

The forecasts and projections that make up the forward-looking information are based on assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major event; the continued ability to maintain transmission and distribution systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws that may materially affect the operations and cash flows of Emera; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ from current expectations include, but are not limited to: regulatory risk; operating and maintenance risks; unanticipated maintenance and other expenditures; economic conditions; availability and price of energy and other commodities; capital resources and liquidity risk; weather and seasonality; commodity price risk; competitive pressures; construction; derivative financial instruments and hedging availability and cost of financing; interest rate risk; counterparty risk; competitiveness of electricity; commodity supply; performance of counterparties, partners, contractors and suppliers in fulfilling their obligations; environmental risks; insurance coverage risk; foreign exchange; an unexpected outcome of legal proceedings currently against Emera; regulatory and government decisions including changes to environmental, financial reporting and tax legislation; licences and permits; loss of service area; market energy sales prices; labour relations; and availability of labour and management resources.

For additional information with respect to Emera’s risk factors, reference should be made to the section of this Prospectus entitled “Risk Factors”.

READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION AND STATEMENTS AS ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE PLANS, EXPECTATIONS, ESTIMATES OR INTENTIONS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING INFORMATION IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS QUALIFIED IN ITS ENTIRETY BY THE ABOVE CAUTIONARY STATEMENTS AND, EXCEPT AS REQUIRED BY LAW, EMERA UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE ANY FORWARD-LOOKING INFORMATION AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CURRENCY

All dollar amounts in the Prospectus are expressed in Canadian dollars unless otherwise indicated.

EMERA INCORPORATED

Emera is an energy and services company incorporated under the Companies Act (Nova Scotia) (the “Companies Act”) on July 23, 1998 and headquartered in Halifax, Nova Scotia, Canada. The Company has $6.3 billion in assets and invests in electricity generation, transmission and distribution as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera has interests in northeastern North America, in three Caribbean countries and in California. Over 90% of Emera’s consolidated revenues are earned by Nova Scotia Power Incorporated (“NSPI”), Bangor Hydro Electric Company (“Bangor Hydro”) and Emera Brunswick Pipeline Company Ltd. (“EBPC”).

NSPI is a wholly-owned fully integrated regulated utility with $4.0 billion of assets which provides electricity generation, transmission and distribution service to approximately 489,000 customers in the province of Nova Scotia, Canada. NSPI is a cost-of-service utility, and as such, regulated electricity rates are set to enable NSPI to recover all prudently incurred costs, and provide an appropriate return to investors based on a regulated return on equity. NSPI is regulated by the Nova Scotia Utility and Review Board (the “UARB”) and operates as a monopoly in its service area.

Bangor Hydro is an electric transmission and distribution company with $730.4 million of assets serving approximately 118,000 customers in eastern Maine. Bangor Hydro’s transmission operations are regulated by the Federal Energy Regulatory Commission, and its distribution operations are regulated the Maine Public Utilities Commission. Bangor Hydro is a cost-of-service utility. Bangor Hydro operates as a monopoly in its service area.

EBPC is a natural gas pipeline company that owns the Brunswick Pipeline, a 145-kilometre pipeline carrying re-gasified liquefied natural gas from the Canaport™ Terminal near Saint John, New Brunswick, Canada to markets in the northeastern United States. This federally regulated pipeline received National Energy Board (“NEB”) approval for shipping gas in January 2009 and commenced service on July 16, 2009, transporting re-gasified liquid natural gas for Repsol Energy Canada under a 25 year firm service agreement.

The success of Emera’s primary businesses is integral to the creation of shareholder value, providing strong, predictable earnings and cash flows to fund dividends and reinvestment. Although markets in Nova Scotia and Maine are otherwise mature, the transformation of energy supply to lower emission sources has created the opportunity for organic growth within NSPI and Bangor Hydro. Both companies expect earnings growth of 3% to 5% annually over the next five years as new investments are made in renewable generation and transmission.

Through EBPC and other strategic investments, Emera looks beyond its existing regulated electricity business to supplement organic growth. Emera’s goal is to deliver annual consolidated earnings growth of 4%—6%, and build and diversify its earnings base with a focus on cleaner energy in its markets. Emera will continue to seek growth from its existing businesses and will leverage its core strength in the electricity business as it pursues both acquisitions and greenfield development opportunities in regulated electricity transmission and distribution and low risk generation.

Emera has grown its business through strategic investments and activities that include:

•

a 100% interest in Emera Energy Incorporated, a physical energy business which purchases and sells natural gas and electricity on behalf of third parties and provides related energy and management services in Canada;

•

a 100% indirect interest in Emera Energy Services, Inc., a physical energy business which purchases and sells natural gas and electricity and provides related energy asset management services in the United States;

•	a 100% indirect interest in Bayside Power Limited Partnership, a 260 megawatt (“MW”) gas-fired merchant electricity generating facility located in Saint John, New Brunswick;

•	a 100% interest in Emera Utility Services Inc., a New Brunswick utility services contractor serving primarily power and telecommunications customers;

•

a 100% indirect interest in Maine & Maritimes Corporation (“MAM”), the parent company of Maine Public Service Company, a regulated electric transmission and distribution utility serving approximately 36,000 electricity customers in northern Maine. See “Recent Developments – Maine & Maritimes Corporation” below;

•

an 80.4% interest, held directly and indirectly, in Grand Bahama Power Company Limited (“GBPCL”), a vertically-integrated electric utility on Grand Bahama Island in The Bahamas. See “Recent Developments – Grand Bahama Power Company Limited” below;

•

a 79.9% indirect interest in The Barbados Light & Power Company Limited (“BLPC”), the sole electric utility operator on the Caribbean island of Barbados. See “Recent Developments – Barbados Light & Power Company Limited below;

•

a 49.99% interest in California Pacific Utility Ventures LLC (“CPUV”), the parent of California Pacific Electric Company LLC (“California Pacific”), a California based electricity distribution and generation utility. See “Recent Developments – Strategic Partnership with Algonquin Power and Utilities Corp.” below;

•	a 50% joint venture interest in Bear Swamp Power Company, LLC, a 600 MW pumped storage hydro-electric facility in northern Massachusetts;

•	a 19% interest in St. Lucia Electricity Services Ltd., a vertically integrated electric utility on the Caribbean island of St. Lucia;

•	a 12.9% interest in the 1,400 kilometre Maritimes & Northeast Pipeline that transports natural gas to markets in Maritime Canada and the northeastern United States; and

•

an 8.2% interest in Algonquin Power and Utilities Corporation (“APUC”), an Ontario, Canada based company that owns and operates a diversified portfolio of renewable energy and utility businesses through its subsidiaries. See “Recent Developments – Strategic Partnership with Algonquin Power and Utilities Corp.” below.

Emera has also recently entered into a strategic partnership with Nalcor Energy (“Nalcor”). See “Recent Developments – Strategic Partnership with Nalcor Energy” below.

Nova Scotia Power Incorporated

NSPI is a wholly-owned subsidiary of Emera and was incorporated on July 13, 1984 pursuant to the Companies Act. The principal and head office of NSPI is located at Barrington Tower, Scotia Square, 1894 Barrington Street, Halifax, Nova Scotia, Canada B3J 2W5.

NSPI is the primary electricity supplier in Nova Scotia, providing electricity generation, transmission and distribution services to approximately 489,000 customers in the province. NSPI owns 2,368 MW of generating capacity. Approximately 53% of the capacity is coal-fired; oil and/or natural gas comprise another 27% of capacity; and hydro and wind production provide approximately 20%. In addition, NSPI has contracts to purchase renewable energy from independent power producers (“IPP”). These IPPs own 186 MW of wind and biomass fuelled generation capacity, increasing to 226 MW in 2011. A further 85 MW of renewable capacity is being built directly or purchased under long-term contracts by NSPI, and is expected to be in service by the end of 2012. NSPI also owns approximately 5,000 kilometres of transmission facilities, and approximately 29,000 kilometres of distribution facilities. NSPI has a workforce of approximately 1,900 people.

NSPI is a public utility as defined in the Public Utilities Act (Nova Scotia) (the “Public Utilities Act”) and is subject to regulation under the Public Utilities Act by the UARB. The Public Utilities Act gives the UARB oversight authority with respect to NSPI’s operations and expenditures. Electricity rates for NSPI’s customers are also subject to UARB approval. NSPI is not subject to a general annual rate review process, but rather participates in hearings from time to time, which may be at NSPI’s or the UARB’s request. Since January 2009, NSPI has been operating with a Fuel Adjustment Mechanism for fuel expense recovery, which is subject to UARB review and approval.

Bangor Hydro Electric Company

Bangor Hydro is a wholly-owned subsidiary of Emera and was incorporated on June 9, 1924 pursuant to the laws of the State of Maine, United States of America. Bangor Hydro’s principal and head office is located at 970 Illinois Avenue, PO Box 932, Bangor, Maine, 04402-0932.

Bangor Hydro’s core business is the transmission and distribution of electricity. Bangor Hydro is the second largest electric utility in Maine. Electricity generation is deregulated in Maine, and several suppliers compete to provide customers with the commodity that is delivered through the Bangor Hydro’s transmission and distribution network. Bangor Hydro owns and operates approximately 1,000 kilometres of transmission facilities, and 7,200 kilometres of distribution facilities. Bangor Hydro currently has approximately USD $150 million of additional transmission development in progress. Bangor Hydro has a workforce of approximately 290 people.

Pipelines

Emera’s pipeline business consists of its interests in the Brunswick Pipeline and the Maritimes & Northeast Pipeline (“M&NP”).

EBPC, a wholly owned subsidiary of Emera, owns the Brunswick Pipeline which delivers natural gas from the Canaport™ LNG import terminal near Saint John, New Brunswick, Canada to markets in the northeastern United States. The Brunswick Pipeline is classified as a Group 2 pipeline by the NEB. The pipeline went into service in July 2009.

Emera has a 12.9% interest in the M&NP, a 1,400 kilometre pipeline which transports natural gas from offshore Nova Scotia to markets in the Maritime provinces of Canada and the northeastern United States.

RECENT DEVELOPMENTS

Strategic Partnership with Algonquin Power and Utilities Corp.

On January 1, 2011, Emera and APUC closed their acquisition of the California-based electricity distribution and related generation assets of NV Energy, Inc. for total consideration of USD $131.8 million (CAD$134.2 million), subject to final adjustments. Emera and APUC own and operate these assets through California Pacific, a newly formed utility company. APUC and Emera own respectively a 50.001% and 49.999% interest of CPUV, which wholly-owns California Pacific. The amount paid by Emera for its 49.999% equity investment in the common shares of CPUV is USD $30.9 million (CAD$31.5 million).

In April 2009, Emera entered into a subscription agreement with APUC, giving Emera the right to acquire 8.523 million APUC common shares, which represented a 9.9% interest in APUC at that time, upon the closing of the California Pacific transaction. Upon the January 1, 2011 closing of the California Pacific transaction, Emera exchanged the subscription receipts it acquired under the April 2009 subscription agreement into 8.523 million common shares of APUC, issued at $3.25 per share. As a result of this transaction, Emera owns an approximate 8.2% equity interest in APUC. Under the April 2009 subscription agreement, Emera is entitled to purchase additional common equity in APUC to bring its interest to 15% with anti-dilution rights.

On December 9, 2010, Emera announced its intention to purchase 12 million subscription receipts from APUC at an issue price of $5.00 each for a total purchase price of $60 million. Emera will issue a promissory note to APUC in the principal amount of $60 million in exchange for the subscription receipts. The subscription receipts will be convertible to 12 million common shares of APUC upon the acquisition by APUC’s regulated subsidiary, Liberty Energy Utilities Co., of all issued and outstanding shares of Granite State Electric Company and Energy North Natural Gas Inc., two regulated electric utilities, currently owned by National Grid USA. On closing of the National Grid transaction and following the exercise of Emera’s anti-dilution rights, Emera’s ownership interest in APUC will be approximately 15%. Proceeds from the subscription receipts will be used by APUC to finance a portion of this acquisition, which is expected to close in late 2011. The purchase of the subscription receipts has received conditional TSX approval.

Grand Bahama Power Company Limited

On December 22, 2010, Emera purchased an additional 55.4% direct and indirect interest in GBPC for USD $88.1 million (CAD $87.7 million). The acquisition brings Emera’s direct and indirect interest in GBPC to 80.4%.

Emera acquired an initial indirect 25% interest in GBPC in September 2008 for USD $42 million through the acquisition of 50% of the shares of ICD Utilities Limited (“ICDU”). ICDU owns a 50% interest in GBPC.

GBPC is an integrated utility serving 19,000 customers on Grand Bahama Island in The Bahamas, and is the only electric utility operator on Grand Bahama Island. It has 137 MW of installed oil-fired capacity. The Grand Bahama Port Authority regulates GBPC and has granted the utility a licensed, regulated and exclusive franchise to produce, transmit and distribute electricity on Grand Bahama Island until 2054. There is a fuel pass-through mechanism, and flexible tariff adjustment policies ensure that GBPC’s costs are recovered and a reasonable return is earned. The purchase was funded with existing credit facilities.

Maine & Maritimes Corporation

On December 21, 2010, Emera purchased all of the outstanding shares of MAM for USD $80.4 million (CAD $81.9 million). The purchase was funded with existing credit facilities.

Barbados Light & Power Company Limited

On December 20, 2010, Emera offered to purchase all of the issued and outstanding common shares in Light & Power Holdings Ltd. (“LPH”), the parent company of BLPC, at a cash price per share of BB$25.70 (Barbadian dollars) from LPH shareholders. The offer closed on January 24, 2011. On January 25, 2011, Emera purchased 7.2 million shares of LPH at a cash price per share of BB$25.70 (Barbadian dollars) representing an additional interest of 41.6%. With this additional investment of CAD $91.9 million, Emera became the majority shareholder of LPH, with a total interest of 79.9%.

Previously, on May 11, 2010, Emera acquired a 38% interest in LPH for USD $85 million. BLPC is the sole utility operator on the island of Barbados, serving 120,000 customers. BLPC has three power generation stations with 239 MW of installed capacity. A fuel pass through mechanism ensures costs are recovered and a cost-of-service regulation provides for an approved 12.75% return on equity. This transaction was immediately accretive and was financed with existing credit facilities.

Strategic Partnership with Nalcor Energy

On November 18, 2010, Emera and Nalcor, with the endorsement of the governments of Nova Scotia and Newfoundland and Labrador, signed a term sheet which includes the obligation to negotiate and conclude final agreements for an estimated $6.2 billion hydro-electric development that would bring energy from a new hydro-electric generating facility at Muskrat Falls on the Lower Churchill River in Labrador to consumers in Newfoundland and Labrador, Nova Scotia, other Maritime provinces and New England. This development is expected to result in a strong regional system that enhances the ability to move energy among provinces, improve reliability of the system and is consistent with Emera’s focus on cleaner, affordable electricity. The proposed agreement between Emera and Nalcor would see:

•	Nalcor construct and own an estimated $2.9 billion, 824 MW hydro-electric generating facility at Muskrat Falls on the Lower Churchill River in Labrador with a planned in-service date of 2017;

•

Emera and Nalcor together develop an estimated $2.1 billion electricity transmission project in Newfoundland and Labrador to enable the movement of the Muskrat Falls energy between Labrador and the island of Newfoundland (the “Island Link”), and Emera invest approximately $600 million in the Island Link; and

•

Emera build and own an estimated $1.2 billion transmission project between the island of Newfoundland and Nova Scotia, including a 180 kilometre subsea cable, in return for 20% of the energy output from Muskrat Falls for 35 years (the “Maritime Link”).

Agreements resulting from this term sheet will be subject to a number of conditions, including final approval of the Boards of Directors of Emera and Nalcor, approval of regulators in the provinces of Nova Scotia and Newfoundland and Labrador, and all environmental approvals.

Nova Scotia Renewable Electricity Plan

On October 15, 2010, the Nova Scotia government enacted regulations under the Electricity Act (Nova Scotia) related to the province of Nova Scotia’s Renewable Electricity Plan. These regulations established the requirement that 25% of electricity be supplied from renewable sources by 2015. These regulations build on the previously legislated Renewable Energy Standards (“RES”) requirements for 2011 and 2013. Recent amendments to the Electricity Act (Nova Scotia), and the new regulations, provide for the appointment, by spring 2011, of a new, independent renewable electricity administrator to conduct the procurement of at least 300 gigawatt hours (“GWh”) of energy from IPPs to meet the 2015 standard. NSPI is also provided the opportunity to develop 300 GWh of renewable energy.

Digby Wind Project

On February 2, 2010, Emera announced its purchase of 100% of a proposed 30 MW wind power project to be located in Digby County, Nova Scotia. Project assets acquired included development rights, a 20-year power purchase agreement with NSPI and rights to purchase 20 wind turbines. On May 28, 2010, NSPI purchased wind generation assets under development from a subsidiary of Emera for $30.1 million.

Nova Scotia Renewable Energy Standard Regulation

On October 9, 2009, the RES regulation, which was established by the Nova Scotia government in January 2007 for the purpose of increasing the percentage of renewable energy in the Nova Scotia generation mix, was amended. Pursuant to the amendment, the target date for 5% of electricity to be supplied from post-2001 sources of renewable energy, owned by IPPs, was extended from 2010 to 2011. The target for 2013, which requires an additional 5% of renewable energy, is unchanged.

USE OF PROCEEDS

Emera may offer the Securities from time to time, up to an aggregate initial offering price of $650,000,000 (or its equivalent in foreign currencies based on the applicable exchange rate at the time of the offering) during the 25 month period ending June 19, 2012 that this Prospectus, including any amendments thereto, remains valid. As of the date of this Prospectus, Emera has distributed Securities in an aggregate principal amount of $150,000,000 under the Prospectus. Except as otherwise provided in any Prospectus Supplement, the net proceeds from the sale of the Securities, after deducting costs of issue and the agents’ or underwriters’ fees or other remuneration, will be added to the general funds of Emera and applied primarily to refinance existing indebtedness including bank indebtedness, for other investments, to finance capital expenditures and for other general corporate purposes. The amount of net proceeds to be used for any such purpose will be set forth in a Prospectus Supplement. Emera may from time to time issue securities other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

Emera may sell Securities to or through underwriters purchasing as principal and may also sell Securities to one or more purchasers directly or through agents. Securities may be sold from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at prevailing market prices at the time of sales or at prices to be negotiated with purchasers at the time of sale which prices may vary as between purchasers and during the period of distribution. If the Securities are offered on a non-fixed price basis, the underwriters’ compensation will be increased or decreased by the amount by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters to Emera. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in the Prospectus Supplement in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to Emera.

Any underwriter or agent engaged in connection with the offering and sale of a particular series or issue of Securities will be identified in a Prospectus Supplement along with the terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to Emera and any fees, discounts or other compensation payable to the underwriters or agents.

Under agreements which may be entered into by Emera, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by Emera against certain liabilities, including liabilities arising out of any misrepresentation in this Prospectus and the documents incorporated by reference therein, other than liabilities arising out of any misrepresentation made by underwriters or agents who participate in the offering of Securities.

There is no market through which any debt securities offered hereunder may be sold, and there is no assurance that any preferred shares offered hereunder will be listed on any securities or stock exchange. Accordingly, purchasers may not be able to resell the Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. In connection with any offering of Securities, the underwriters or agents may, subject to the foregoing, over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters or agents to or through whom Securities are sold by Emera for public offering and sale may make a market in the Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice.

Only Securities that meet the eligibility requirements for registration on Form F-9 shall be registered under the U.S. Securities Act pursuant to the Registration Statement.

EARNINGS COVERAGE RATIO

The following earnings coverage ratio is calculated on a consolidated basis for the 12 month period ended December 31, 2010. The ratio (i) does not give effect to the issue of any debt securities or preferred shares pursuant to this Prospectus (other than the $150,000,000 Cumulative 5-Year Rate Reset First Preferred Shares, Series A issued June 2, 2010 (the “Series A Shares”)), and (ii) does not purport to be indicative of any earnings coverage ratio for future periods.

Twelve months ended December 31, 2010
Earnings Coverage(1)	2.06

(1)	Earnings coverage is equal to consolidated net earnings applicable to common shares plus: income taxes, interest on long-term debt, amortization of debt financing and after-tax preferred share dividends declared during the year together with undeclared preferred share dividends, if any, divided by interest on long-term debt plus amortization of debt financing and pre-tax preferred share dividends.

Emera’s dividend requirements on all of its preferred shares, adjusted to before-tax equivalent using an effective income tax rate of 34%, amounted to $16.8 million for the 12 months ended December 31, 2010. Emera’s interest requirements for the 12 months then ended amounted to $145.6 million. Emera’s consolidated earnings before interest and income tax for the 12 months ended December 31, 2010 was $335.0 million, which is 2.06 times Emera’s aggregate dividend and interest requirements for this period.

CHANGES IN SHARE AND LOAN CAPITAL STRUCTURE

The following describes the changes in the share and loan capital of Emera since December 31, 2010:

•

During the period from January 1, 2011 up to and including February 15, 2011, Emera issued an aggregate of 319,515 Common Shares pursuant to the Company’s Common Shareholders Dividend Reinvestment and Share Purchase Plan, Employee Common Share Purchase Plan and upon the exercise of options granted pursuant to the Company’s Senior Management Stock Option Plan, for aggregate consideration of approximately $9.9 million.

•

During the period from January 1, 2011 up to and including February 15, 2011, drawings of approximately $146 million were made by Emera under its credit facilities for the LPH acquisition and for general corporate purposes. See “Recent Developments – Barbados Light & Power Company Limited” above.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Preferred Shares

Emera is authorized to issue an unlimited number of first preferred shares (“First Preferred Shares”) and second preferred shares (“Second Preferred Shares”), issuable in series, of which 6,000,000 Series A Shares (being a series of First Preferred Shares) are outstanding as of the date of this Prospectus. The following description is subject to, and qualified by reference to, the terms and provisions of Emera’s constating documents.

First Preferred Shares

Issuable in Series

Emera’s First Preferred Shares may be issued from time to time in one or more series. The Board of Directors of Emera has the authority to fix the number of shares and to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series prior to the issue of the shares of the series.

Priority

Each series of Emera’s First Preferred Shares will participate rateably with every other series of First Preferred Shares with respect to the payment of dividends, repayment of capital and the distribution of assets on the liquidation, dissolution and winding-up of Emera.

The First Preferred Shares of Emera rank senior to Emera’s Second Preferred Shares, the Emera Common Shares and any other shares of Emera which by their terms rank junior to the First Preferred Shares, with respect to priority in the payment of dividends, repayment of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Emera.

Voting Rights

Subject to the provisions of the Companies Act, as from time to time amended, supplemented or replaced, the holders of Emera’s First Preferred Shares of each series shall not be entitled as such to receive notice of or to attend or vote at any meeting of the shareholders unless Emera from time to time fails to pay, in the aggregate, eight quarterly dividends on any series of the First Preferred Shares on the dates on which the same should be paid according to the terms thereof whether or not there are any monies of Emera properly applicable to the payment of dividends. In any instance where the holders of First Preferred Shares are entitled to vote, each such holder shall have one vote for each First Preferred Share held.

Amendments

The class provisions attaching to Emera’s First Preferred Shares may be deleted, varied, modified or amended with the prior approval of the holders of the First Preferred Shares as a class given in writing by all holders of First Preferred Shares outstanding or by the affirmative vote of at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of such shares duly called for that purpose and at which a quorum is present, in addition to any other approval required by the Companies Act, as from time to time amended, supplemented or replaced.

Second Preferred Shares

The Second Preferred Shares have special rights, privileges, restrictions and conditions substantially similar to the First Preferred Shares, except that the Second Preferred Shares rank junior to the First Preferred Shares with respect to the payment of dividends, repayment of capital and the distribution of assets of Emera in the event of liquidation, dissolution or winding-up of Emera.

A Prospectus Supplement will set forth the following terms relating to the First Preferred Shares and Second Preferred Shares being offered:

•	the maximum number of shares;

•	the designation of the series;

•	the offering price;

•	the annual dividend rate and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

•

the price and the terms and conditions for redemption, if any, including redemption at Emera’s option or at the option of the holder, including the time period for redemption, and payment of any accumulated dividends;

•

the terms and conditions, if any, for conversion or exchange for shares of any other class of Emera or any other series of First Preferred Shares or Second Preferred Shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	whether such First Preferred Shares or Second Preferred Shares will be listed on any securities exchange;

•	the voting rights, if any; and

•	any other rights, privileges, restrictions, or conditions.

First Preferred Shares and Second Preferred Shares will be fully paid and non-assessable upon issuance. The First Preferred Shares of any series and the Second Preferred Shares of any series may be represented, in whole or in part, by one or more global certificates. If First Preferred Shares or Second Preferred Shares are represented by a global certificate, each global certificate will:

•	be registered in the name of a depositary or a nominee of the depositary identified in the Prospectus Supplement; and

•	be deposited with such depositary or nominee or a custodian for the depositary.

Debt Securities

The debt securities will be issued under a trust indenture dated April 17, 2001, as supplemented from time to time including by way of the first supplemented indenture dated as of January 7, 2011 (the “Indenture”) between Emera and Computershare Trust Company of Canada (the “Trustee”).

The following description sets forth certain general terms and provisions of the debt securities. For full particulars, reference should be made to the Indenture, a copy of which is available electronically at www.sedar.com and through the SEC’s EDGAR system which may be accessed at www.sec.gov.com.

General

The debt securities may be issued in one or more series. Debt securities offered hereby will be offered to the public by Emera at such times and upon such terms as are determined by Emera based on a number of factors, including market conditions at the time of issue. Debt securities issued under the Indenture will be issued in minimum denominations of $1,000 and integral multiples of $1,000 thereafter, and will have maturities of not less than one year.

The terms of a particular issue of debt securities will be described in the Prospectus Supplement relating to each offering of debt securities. Prospectus Supplements will set out the following terms of, and information relating to, the debt securities being offered thereby:

(a)	the specific designation of such debt securities;

(b)	the date or dates of issue of the debt securities;

(c)	aggregate principal amount and any limit thereon, authorized denominations and maturity date or dates (together with any provisions to extend a maturity date) of the debt securities;

(d)	the issue price (or the manner of determination thereof, if offered on a non-fixed price basis and whether at par, at a premium or at a discount) of the debt securities;

(e)	the name of the agents or underwriters, if any, involved in the issue, the fee or other remuneration payable to such agents or underwriters and the net proceeds to Emera from the sale of the debt securities;

(f)	the rate or rates of interest, which may be a fixed rate or a floating rate, and, if floating, the method of calculation thereof and interest payment dates for the debt securities;

(g)	the period or periods within which, the price or prices at which and the terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at Emera’s option;

(h)	the obligation, if any, of Emera to redeem or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities shall or may be redeemed or purchased, in whole or in part, pursuant to such obligation or option;

(i)	the currency or currencies (if other than Canadian dollars) in which the debt securities will be denominated and in which the principal of and premium, if any, and interest on such debt securities will be payable;

(j)	whether the debt securities may be exchanged or converted into other securities of Emera;

(k)	whether the debt securities will be eligible for investment;

(l)	any additional covenants applicable to a particular issue of debt securities; and

(m)	any other applicable provisions, including any modifications or additions to the general terms of the debt securities as described herein.

Emera reserves the right to set forth in a Prospectus Supplement specific terms of debt securities that are not within the options and parameters set forth in this Prospectus. If debt securities are issued in a currency other than Canadian dollars, purchasers of such debt securities should be aware that foreign exchange fluctuations will occur from time to time. Emera makes no representations as to currency values.

Book Entry Securities

Debt securities may be issued under the Indenture in registered form or in the form of global debt securities (“Global Securities”) held by a depository designated by Emera for the depositories’ participants (the “Depository”). The Depository will establish and maintain book entry accounts for its participants having interests in Global Securities. The interests of participants of the Depository in Global Securities, and transfers of interests in Global Securities between participants, will be effected by entries made in the records maintained by the Depository. The interests of the customers of participants in Global Securities will be represented by entries made in the records maintained by the participants. Purchasers of debt securities in respect of which Global Securities are issued will not be entitled to receive debt securities in definitive form. The issuance of debt securities as Global Securities will, if applicable, be referred to in the relevant Prospectus Supplement delivered with this Prospectus.

The following summary of certain provisions of the Indenture and the debt securities does not purport to be complete and is subject to the detailed provisions of the Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the debt securities. Additional details relating to debt securities of a particular series will be set forth in a Prospectus Supplement issued in respect of that series and, if applicable, in a further supplement to the Indenture.

Unsecured

The debt securities will be direct unsecured obligations of Emera and will rank pari passu, except as to purchase or sinking funds, amortization funds or analogous provisions applicable to different series of debt securities, with all other unsecured and unsubordinated indebtedness of Emera issued pursuant to the Trust Indenture.

Unlimited Amount

The aggregate principal amount of debt securities authorized under the Indenture is unlimited. The debt securities may be issued thereunder in one or more series.

Purchase for Cancellation

Emera, when not in default under the Indenture, may purchase part or all of the debt securities at any time at any price in the open market or otherwise. Debt securities so purchased will be cancelled and shall not be reissued.

Payment of Principal and Interest

Emera will pay the principal and interest on debt securities at the dates and places, in the currencies and in the manner mentioned in the debt securities and in the Indenture. As interest becomes due on debt securities, Emera, either directly or through the Trustee, shall, by electronic transfer of funds or by cheque sent by prepaid ordinary mail, or by such other means as agreed to by the Trustee, pay such interest (less any tax required to be withheld therefrom) to the registered holder of such debt securities appearing on the register maintained by the Trustee at the close of business on the fifteenth day prior to the applicable interest payment date, and addressed to such holder at such holder’s last address appearing on the register, unless otherwise directed by such holder. In the event of non-receipt of any cheque for interest by the person to whom it is sent in accordance with the Indenture, Emera will issue to such person a replacement cheque for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon it being indemnified to its satisfaction.

Payments of principal will be made against presentation and surrender of debt securities for cancellation at such places and at such times as are designated in the debt securities and in the Indenture.

The payment of principal, premiums, if any, and interest on the debt securities in accordance with the Indenture shall absolutely satisfy and discharge the liability of Emera with respect to such payment under the applicable debt securities unless, in the case of payment by cheque, such cheque is not paid upon presentation.

Events of Default

Except as otherwise noted below, the Indenture provides that the following constitute events of default (each an “Event of Default”) thereunder:

(a)	default in payment of principal on any of the debt securities when due;

(b)	default in payment of any interest due on any of the debt securities and such default shall have continued for 30 days;

(c)	failure by Emera to carry out or observe any covenant or condition contained in the Indenture within a period of 60 days, after notice has been given by the Trustee to Emera specifying the default and requiring Emera to remedy same;

(d)	failure by Emera or any subsidiary to pay when due (after giving effect to any applicable grace periods, waivers and extensions) any amount owing in respect of any indebtedness other than the debt securities provided the aggregate principal amount of such indebtedness in respect of which payment has not been made exceeds the greater of $25 million or 5% of Emera’s consolidated net assets;

(e)	acceleration of the indebtedness referred to in (d) above as a result of the failure by Emera or any subsidiary to perform any other covenant applicable to such indebtedness provided the aggregate principal amount of such accelerated indebtedness exceeds the greater of $25 million or 5% of Emera’s consolidated net assets;

(f)	certain events of bankruptcy, insolvency or analogous proceedings; and

(g)	upon an order being made or an effective resolution passed for the winding-up or liquidation of Emera (other than pursuant to and in compliance with provisions in the Indenture relating to successor companies).

Acceleration on and Waiver of Default

If an Event of Default has occurred under an Indenture, the Trustee may in its discretion and shall upon the requisition in writing of the holders of at least 25% of the principal amount of the debt securities issued and outstanding under that Indenture, subject to any waiver of default under the Indenture, by notice in writing to Emera declare the principal and interest on all debt securities then outstanding under the Indenture and other money payable thereunder to be due and payable.

If an Event of Default has occurred under the Indenture, (otherwise than by default in payment of principal monies at maturity) the holders of not less than 50% of the principal amount of the debt securities issued and outstanding under that Indenture, acting by extraordinary resolution, shall have the power to instruct the Trustee to waive the default (provided that if the Event of Default relates to a covenant applicable to a particular series of debt securities only, then the holders of 50% of the principal amount of outstanding debt securities of that series only, acting by extraordinary resolution, shall be entitled to waive the default). In addition, the Trustee, so long as it has not become bound to institute any proceedings under the Indenture, shall have power to waive the default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor.

If Emera fails to pay promptly any principal and interest declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or shall upon receiving notice of and being directed by a request, signed by the holder or holders of not less than 25% in principal amount of the outstanding debt securities, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under the Indenture by such proceedings as are authorized under the Indenture or by law or equity as the Trustee shall have been directed to take or if a holder of debt securities’ request does not contain any direction, then by such proceedings authorized by the Indenture or by suit at law or at equity as the Trustee deems expedient. Holders of debt securities issued under the Indenture may not enforce the Indenture or the debt securities except as provided in the Indenture.

Modification of Rights

The rights of holders of debt securities under the Indenture may be modified. For that purpose, among others, the Indentures contain provisions to render binding on holders of debt securities (a) instruments in writing signed by the holders of 66 2/3% of the aggregate principal amount of debt securities issued and outstanding; and (b) extraordinary resolutions passed by the votes of holders representing 66 2/3% of the principal amount of debt securities present and voting on a basis of one vote per $1,000 of principal amount of debt securities at meetings of holders of debt securities for which, in the first instance, the quorum shall be holders representing more than 50% of the aggregate principal amount of debt securities outstanding and, failing such quorum, at an adjourned meeting the quorum shall be the holders of debt securities present, all upon compliance with the procedures specified in the Indenture. If the business to be transacted at any meeting especially affects the rights of holders of any series of debt securities, the approval of a like proportion of such holders is also required.

Any Securities that are registered under the U.S. Securities Act pursuant to the Registration Statement will be subject to the requirements of Section 316(b) of the Trust Indenture Act of 1939, as amended, which provides that the right of any holder of Securities to receive payment of principal and interest when due, or to institute suit for the enforcement of payment, shall not be impaired or affected without the consent of the holder except to the extent permitted by that section.

Definitions

The Indenture contains definitions including the following:

“Capital Lease Obligations” means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with generally accepted accounting principles;

“Debt” means all indebtedness issued, assumed or guaranteed for borrowed money or for the deferred purchase price of property;

“Financial Instrument Obligations” means obligations arising under

(i)	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time (excluding obligations which are considered to be Indebtedness of such person by virtue of any provision of the definition of Indebtedness other than clause (ii) thereof);

(ii)	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

(iii)

commodity swap agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time;

“Indebtedness” means, with respect to any person, without duplication,

(i)	all obligations of such person for borrowed money, including obligations with respect to bankers’ acceptances and contingent reimbursement obligations relating to letters of credit and other financial instruments;

(ii)	all Financial Instrument Obligations;

(iii)	all obligations issued or assumed by such person in connection with the acquisition of property in respect of the deferred purchase price of property;

(iv)	all Capital Lease Obligations and Purchase Money Obligations of such person, and

(v)	all obligations of the type referred to in clauses (i) through (iv) of this definition of another person, the payment of which such person has guaranteed or for which such person is responsible or liable, provided that obligations of such person or of another person of the type referred to in clauses (i) through (iii) of this definition shall exclude trade accounts payable, dividends and other distributions payable to shareholders, future income taxes, obligations in respect of preferred shares, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested by such person or such other person in good faith, and non-monetary obligations in respect of performance guarantees;

“Non-Recourse Debt” means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refunding of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than is respect of false or misleading representation or warranties) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse;

“Purchase Money Obligation” means Debt of Emera incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided that such Debt is incurred or assumed substantially concurrently with the purchase of such property or the completion of such construction, installation or improvements, as the case may be, and includes any extension, renewal or refunding of any such Debt so long as the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased.

Covenants

The Indenture contains various covenants of a general nature including covenants relating to the payment of principal and interest, and covenants to the following effect, that so long as any of the debt securities remain outstanding:

Emera will not encumber any of its assets to secure any obligations unless at the same time all the debt securities then outstanding shall be secured equally and ratably with such obligations; provided that this covenant will not apply to nor operate to prevent, among other things, the giving or assumption of (i) any Purchase Money Obligations and Capital Lease Obligations; (ii) Non-Recourse Debt; (iii) encumbrances on property of a corporation existing at the time it is merged or consolidated with Emera or existing upon Emera’s acquisition, by sale or lease of property; (iv) certain permitted liens specified in the Indenture; (v) encumbrances on Emera’s property which do not exceed 5% of Emera’s consolidated net assets; or (vi) extensions, renewals, substitutions of the liens referred to in (i) through (v).

LEGAL MATTERS

Unless otherwise indicated in a Prospectus Supplement, legal matters in connection with the issuance of the Securities will be passed upon on behalf of Emera by Stephen D. Aftanas, Corporate Secretary and by Cox & Palmer. As of February 18, 2011, Mr. Aftanas and partners and associates of Cox & Palmer, as a group, beneficially owned, directly or indirectly, less than one percent of each series of outstanding securities of Emera.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Ernst & Young LLP, Chartered Accountants, Halifax, Nova Scotia, are the auditors of Emera. Ernst & Young LLP report that they are independent of Emera in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia and the requirements of the SEC and the United States Public Company Accounting Oversight Board.

The Trustee is the registrar and transfer agent. Registers for the registration and transfer of the securities in registered form of Emera are kept at the principal offices of the Trustee in the City of Toronto, Ontario.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this Prospectus, a purchaser should consult its own financial and legal advisors and should carefully consider the following risk factors before investing in Securities offered under this Prospectus. The Securities will not be an appropriate investment for a purchaser if the purchaser does not understand the terms of the Securities or financial matters in general. A purchaser should not purchase Securities unless the purchaser understands, and can bear, all of the investment risks involving the Securities. For a discussion of the risks to which Emera, its operations and its financial results and conditions are subject, see the sections entitled “Forward-Looking Information” and “Risk Factors” in the Company’s Annual Information Form and “Risk Management and Financial Instruments” and “Business Risks” in the Company’s Management’s Discussion and Analysis, each of which is incorporated by reference in this Prospectus. In addition to such risks, an investment in the Securities is subject to any other risks identified in a Prospectus Supplement or in any document incorporated by reference subsequent to the date of this Prospectus during the currency of this Prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company exists under the laws of the province of Nova Scotia. Certain of the Company’s directors and officers and all of the experts named in this Prospectus are residents of Canada or otherwise reside outside the United States, and certain of the Company’s assets are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the civil liability of the Company and the civil liability of the directors, officers and experts under the United States federal securities laws. The Company has filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning an offering of Securities.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the amended and restated short form base shelf prospectus of Emera Incorporated (the “Company”) dated February 18, 2011 relating to the issue and sale of up to $650,000,000 of preferred shares and debt securities (unsecured) of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form base shelf prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2010 and 2009 and the consolidated statements of earnings, cash flows, and changes in shareholders’ equity for each of the years in the two year period ended December 31, 2010. Our report is dated February 11, 2011.

Halifax, Canada

February 18, 2011

(Signed) “Ernst & Young LLP”

Chartered Accountants

CERTIFICATE OF EMERA INCORPORATED

Dated: February 18, 2011

This amended and restated short form prospectus, together with the documents incorporated in this amended and restated prospectus by reference, will, as of the date of the last supplement to this amended and restated prospectus relating to the securities offered by this amended and restated prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

(Signed) “Christopher G. Huskilson”	(Signed) “Nancy G. Tower”
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) “John T. McLennan”	(Signed) “George A. Caines”
Director	Director

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Under the Companies Act (Nova Scotia) and the Registrant’s Amended Articles of Association, the Registrant must indemnify directors and officers against all costs, losses and expenses that any such director or officer may incur or become liable to pay by reason of any contract entered into, or act or thing done by him or her as such director or officer or in any way in the discharge of his or her duties; and the amount for which such indemnity is proved immediately attaches as a lien on the property of the Registrant and has priority against the members over all other claims. In addition, no director or other officer of the Registrant shall, in the absence of any dishonesty on the part of such director or officer, be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Registrant through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the Registrant, or through the insufficiency or deficiency of any security in or upon which any of the moneys of the Registrant are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of his or her office or in relation thereto. The Registrant purchases directors’ and officers’ insurance which provides protection for directors and officers in cases where they incur a liability as a result of their activities on behalf of the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

The following exhibits have been filed as part of this Registration Statement.

Exhibit Number	Description

4.1	Audited comparative financial statements of the Registrant as at and for the years ended December 31, 2010 and December 31, 2009, together with the auditors’ report thereon and Management’s Discussion and Analysis for the year ended December 31, 2010.

4.2	Renewal Annual Information Form of the Registrant dated March 31, 2010 for the year ended December 31, 2009.

4.3	Management Information Circular of the Registrant containing information as of March 15, 2010.

5.1	Consent of Ernst & Young LLP.

6.1	Power of attorney (included in Part III of this registration statement).

7.1	Trust Indenture dated as of April 17, 2001 between the Registrant and Computershare Trust Company of Canada, as trustee (the assignee of Montreal Trust Company of Canada), as supplemented by the first supplemental indenture dated as of January 7, 2011.

II-1

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2.	Consent to Service of Process.

Concurrently with the filing of this Registration Statement, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. In addition, concurrently with the filing of this Registration Statement, Computershare Trust Company of Canada, as trustee, is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant or the trustee shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Halifax, Province of Nova Scotia, Country of Canada, on the 23rd day of February, 2011.

EMERA INCORPORATED

By:	/s/ Nancy G. Tower
Name: Nancy G. Tower Title: Executive Vice President and Chief Financial Officer

III-2

POWERS OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints each of Christopher G. Huskilson, President and Chief Executive Officer, and Nancy G. Tower, Executive Vice President and Chief Financial Officer, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (unless revoked in writing) to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting to such attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Christopher G. Huskilson Christopher G. Huskilson	President, Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2011

/s/ Nancy G. Tower Nancy G. Tower	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2011

/s/ John T. McLennan John T. McLennan	Chairman and Director	February 23, 2011

/s/ Robert S. Briggs Robert S. Briggs	Director	February 23, 2011

/s/ Thomas W. Buchanan	Director	February 23, 2011
Thomas W. Buchanan

III-3

Signature	Title	Date

/s/ George A. Caines	Director	February 23, 2011
George A. Caines

/s/ Sylvia Chrominska	Director	February 23, 2011
Sylvia Chrominska

/s/ Gail Cook-Bennett	Director	February 23, 2011
Gail Cook-Bennett

/s/ Allan L. Edgeworth	Director	February 23, 2011
Allan L. Edgeworth

/s/ Donald A. Pether	Director	February 23, 2011
Donald A. Pether

/s/ Andrew S. Rosen	Director	February 23, 2011
Andrea S. Rosen

/s/ Richard Sergel	Director	February 23, 2011
Richard Sergel

/s/ M. Jacqueline Sheppard	Director	February 23, 2011
M. Jacqueline Sheppard

III-4

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Emera Incorporated in the United States, in the City of New York, State of New York, on February 23, 2011.

CT Corporation System (Authorized Representative)

By:	/s/ Robert O’Byrne
Name: Robert O’Byrne
Title: Vice President

III-5

EXHIBIT INDEX

Exhibit Number	Description

4.1	Audited comparative financial statements of the Registrant as at and for the years ended December 31, 2010 and December 31, 2009, together with the auditors’ report thereon and Management’s Discussion and Analysis for the year ended December 31, 2010.

4.2	Renewal Annual Information Form of the Registrant dated March 31, 2010 for the year ended December 31, 2009.

4.3	Management Information Circular of the Registrant containing information as of March 15, 2010.

5.1	Consent of Ernst & Young LLP.

6.1	Power of attorney (included in Part III of this registration statement).

7.1	Trust Indenture dated as of April 17, 2001 between the Registrant and Computershare Trust Company of Canada, as trustee (the assignee of Montreal Trust Company of Canada), as supplemented by the first supplemental indenture dated as of January 7, 2011.